Communications Sales & Leasing, Inc.

10802 Executive Center Drive

Benton Building, Suite 300

Little Rock, Arkansas 72211

VIA EDGAR AND OVERNIGHT DELIVERY

July 26, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Sonia Barros, Assistant Director

100 F. Street N.E.

Washington, D.C. 20549

Re:                             Communications Sales & Leasing, Inc.

Withdrawal of Registration Statement on Form S-11

Filed June 25, 2015

File No. 333-205231

Ladies and Gentlemen,

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Act”), Communications Sales & Leasing, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-11 (File No. 333-205231), originally filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2015, together with all exhibits thereto (the “Registration Statement”). The Registration Statement has not been declared effective, and no securities of the Registrant have been sold under the Registration Statement. The Registration Statement was filed in accordance with the Registrant’s contractual obligation to file and seek effectiveness of a registration statement covering the resale by Citigroup Global Markets Inc., the selling shareholder identified in the Registration Statement (the “Selling Shareholder”), of shares of the Registrant’s common stock expected to be exchanged by Windstream Services, LLC (“Windstream”) in a debt-for-equity exchange with the Selling Shareholder. Windstream no longer owns shares covered by the Registration Statement. Accordingly, the Registrant’s obligation to seek the effectiveness of the Registration Statement has therefore terminated. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. If you have any questions regarding the foregoing, please do not hesitate to contact Daniel L. Heard, Executive Vice President — General Counsel and Secretary of the Registrant, at 501-850-0844.

Sincerely,

COMMUNICATIONS SALES & LEASING, INC.

By:	/s/ Daniel L. Heard
Name:	Daniel L. Heard
Title:	Executive Vice President — General Counsel
and Secretary